SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 5, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – June 5, 2023 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS), announces that it has issued notes in the local capital markets for a total amount of USD 25.0 million according to the following information:

Notes Series XVII
Amount Issued: USD 25,000,000
Issuance Date: June 7, 2023
Maturity Date: December 7, 2025
Proration Factor: 81.6627%
Issuance Price: 100.0% Face Value
Interest Rate and payments: 5.00% fixed with semiannual payments (except for the first and second interest payments that will be made nine and twelve months after the Issuance & Settlement Date, respectively).
Estimated Average Life: 2.5 years
Amortization schedule: Bullet at maturity

The funds will be used mainly to refinance short-term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: June 5, 2023